Offering Statement for Demand Derivatives Corp. (“Demand Derivatives”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Demand Derivatives Corp.

   99 Wall Street
   Suite 3901
   New York, NY 10005

Eligibility

2. **The following are true for Demand Derivatives Corp.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Jeromee Johnson

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2018	Present	Demand Derivatives Corp.	Director
09/01/2017	Present	Jabek Holdings, LLC	Managing Partner
03/01/2018	Present	Ambisafe	Director
02/01/2019	Present	FasterCapital	Mentor
02/01/2019	Present	FinTech4Good	Board of Advisors
05/01/2021	Present	The Ayadee Foundation	Mentor
08/01/2020	Present	Tellus	President & CTO

Short Bio: Jeromee Johnson serves as a Board Director for Demand Derivatives Corp. (since January 2018). He is an experienced start-up executive and an investor, entrepreneur, and technologist with a passion for global markets and market structure. He is a widely recognized industry executive, electronic trading and capital markets systems expert, and has been acknowledged globally for sharing insight in the areas of trading technology, financial markets regulation, and the connection between them. Jeromee was Executive Vice President and a member of the executive team at Miami International Holdings (Sep 2015 to Sep 2017), where he was responsible for their global market initiatives. Prior to that, he was responsible for the options business at BATS Global Markets. At BATS, he led their entry into derivatives and was responsible for the creation, management, and strategy of BATS Options. During his seven years on the management team at BATS, the company scaled from a single U.S. equity exchange to operate almost a dozen of the largest cross-asset exchanges, globally. Mr. Johnson was President of 3D Markets – the first options "dark pool" – a crossing network for equity options, designed to help bring large institutional OTC trades back to the listed, regulated environment. At 3D, he was responsible for strategy, product development, technology, sales, and brokerage operations. Prior to 3D, at the TABB Group, Jeromee advised capital market participants, and their providers, on technology and strategy issues. He is the author of a number of seminal industry titles including Locating the Invisible: Aggregating Dark Book Liquidity, Groping in the Dark: Navigating Crossing Networks, and Other Dark Pools of Liquidity, and Trading at Light Speed: Analyzing Low Latency Market Data Infrastructure. Work experiance: https://www.linkedin.com/in/jeromee/

Name
Richard Heckinger

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2018	Present	Demand Derivatives Corp.	Director

Short Bio: Richard Heckinger is a Board Director of Demand Derivatives Corp. (since January 2018). Prior to this, he had a short period of semi-retirement (July 2015 to Dec 2017). He was formerly Vice President and Senior Policy Advisor, Financial Markets Group, at the Federal Reserve Bank of Chicago. He started his career in financial markets at the Chicago Board Options Exchange in 1973. His career has included executive positions and project management of financial market operations, products, and risks. He has a wide range of international experience including Vice President, Operations and Director of the Montreal (Stock) Exchange and its options clearing corporation, respectively. After serving as Clearing House Manager, he was Vice President, Financial Marketing at the Chicago Mercantile Exchange (CME) which included a four-year posting as Executive Director of CME's London Representative Office. Following the market crisis in 1987 he was recruited to be the Chief Operating Officer of the Stock Exchange of Hong Kong (SEHK), In that position he was responsible for the development of a screen-based trading system for equities, fixed income and unit trusts (mutual funds). Equity options trading was introduced soon after. He served as a Council (board) Member of SEHK as well as a Member of the Board of Directors of its subsidiary, the Hong Kong Securities Clearing Corporation (HKSCC). He subsequently became Chief Executive of HKSCC, also continuing as a Board Member. He oversaw the project to migrate securities settlement and custody from paper and check-based manual processes to a centralized clearing and depository book-entry structure that exceeded international standards. After six years in Hong Kong, he joined State Street Corp. in Boston as Senior Vice President, Global Operations where he was responsible for corporate-wide management for the conversion of all operations, funds, trusts, custody, payments systems and corporate affairs to the Euro. Following that successful conversion project, that comprised 17 business units and worldwide (90 countries) customer relationships, he was responsible for collective investments on State Street's Global Link platform in its treasury area. Returning to Chicago he was Head of the U.S. Representative Office for Deutsche Boerse AG and several of its subsidiaries including Eurex. Following that he joined the Federal Reserve Bank of Chicago where he worked on market risks, infrastructure and regulations related to the financial crisis and its aftermath. He retired from the Fed in 2015. Throughout his career, he has served on international committees, including a Federal Reserve Bank of New York working group, the OTC Derivatives Regulators' Forum, SWIFT, and the International Securities Services Association (ISSA). He has spoken at numerous conferences on financial market topics as well as authored papers on financial market topics. Presently, he is a Contributing Editor to the Central Banking Journal, Associate Editor of the Journal of Financial Market Infrastructure and a Member of the Editorial Advisory Board of the Global Commodities Applied Research Digest. He has a Master of Philosophy degree in Economics from the London School of Economics, a B.A. degree in Mathematics from the Illinois State University and completed the Advanced Management Course at the University of Chicago.

Name
Donald Schlesinger

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/08/2017	Present	Demand Derivatives Corp.	President

Donald Schlesinger is the President of Demand Derivatives Corp. (since inception in August 2017) Prior to the merging of the individual product companies under the DDC corporate umbrella, he was instrumental in directing the companies separately (Jul 2010 to Aug 2017). Donald Schlesinger was the Vice Chairman and Chief Strategy Officer of The VolX Group Corporation and RealDay Options Corporation— after a period of semi-retirement. Before this he was an Executive Director in Morgan Stanley Dean Witter's Worldwide Equity Derivatives department. As the Director of Derivatives Education and Training, some of Don's responsibilities included the creation, supervision, and delivery of in-house programs, as well as educational seminars for clients. In 1993, Don helped establish and perfect risk-management techniques and systems for global equity derivatives traders at the firm. Schlesinger was a member of the Institutional Equity Division's derivatives risk-management committee and served as a liaison between that unit and the firm's head of global risk management. Prior to assuming these roles, he was a Proprietary Trader and Options Strategist at Morgan Stanley, from 1984 to 1994, where he managed the firm's domestic over-the-counter options book and priced structured products for clients. Schlesinger has lectured extensively on options theory and hedging techniques, having participated in many industry-sponsored events, and has written numerous published papers and articles on options strategies. Among them are: "Options Alphabet Soup," "Looking Askew at Volatility," "Hedging First- and Second-Order Sensitivities of Options" ("Learning Curve" article in Derivatives Week), "Volatility Cones Come in Many Flavors" (co-authored with Robert Krause, for Futures Magazine), "Hedging Imperfect Baskets" (co-authored with Robert Krause, for Derivatives Strategy magazine), and "Volatility Trading: RealVol futures Jump into the Mix" (co-authored with Robert Krause, for Swiss Derivatives Review). In 1996, Don was part of the third-place "All-America Research Team," named by Institutional Investor, which commented: "The group's 'top notch' educational seminars, under the direction of Donald Schlesinger, demystify derivatives, according to a participant." In 1991–92, Schlesinger was the featured speaker in over 100 presentations of Morgan Stanley's PERCS product to institutional clients in the U.S. and Europe. Since leaving the firm, Don has continued to lecture at Morgan Stanley and has also done training and presentations for Goldman Sachs, Lehman Brothers, Deutsche Bank, Credit Suisse First Boston, the Options Industry Council, and Electronic Trading Group. As a former teacher in the New York City school system, Schlesinger taught high school-level mathematics and French for 16 years. He holds Master of Philosophy and M.A. degrees in French from the City University of New York, and a B.S. in mathematics, cum laude, from The City College of New York. Work experience: https://www.linkedin.com/in/don-schlesinger-75226847/

Name
Robert Krause

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2018	Present	Demand Derivatives Corp.	General Counsel
03/01/2018	03/31/2020	O'Neill & Partners, LLC	Of Counsel
09/01/2019	Present	Law Office of Wendy E. Robinson, LLC	Managing Partner

Short Bio: Wendy E. Robinson is General Counsel of Demand Derivatives Corp. (since January 2020). She has been Of Counsel to O'Neill & Partners LLC for the past two years (Jan 2018 to present), specializing in assisting existing and start-up businesses with tokenized offerings. She has worked for over 30 years in the financial services industry, serving as General Counsel for The VolX Group Corporation (Jul 2010 to Aug 2017), RealDay Options Corporation (Jan 2014 to Aug 2017), and Event Capital Markets. Prior to these positions, Ms. Robinson was Senior Counsel in PaineWebber's Legal Department, specializing in derivative transactions, stock lending, and corporate governance. Ms. Robinson also worked in the Legal Departments of Smith Barney, Merrill Lynch Futures, and E.F. Hutton, as well as in the Options and Commodities Departments of E.F. Hutton. She served as arbitration counsel with the National Association of Securities Dealers (NASD) and as staff counsel in the Trading and Markets Division of the Commodity Futures Trading Commission (CFTC). Ms. Robinson graduated summa cum laude from the University of Bridgeport and received her J.D. from Rutgers University School of Law — Newark. Ms. Robinson is admitted to the bar in New York, New Jersey, and California, and admitted to practice in the U.S. District Courts for the District of New Jersey and the Northern District of California, as well as the U.S. Court of Appeals for the Ninth Circuit. She has served as a member of the National Futures Association (NFA) Business Conduct Committee and as chairperson of hearing panels of the NFA Hearing Committee. Work experiance: https://www.linkedin.com/in/wendy-robinson-49490a32/

Name
Robert Krause

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/08/2017	Present	Demand Derivatives Corp.	CEO

Short Bio: Prior to founding Demand Derivatives, Mr. Robert Krause was Chairman and Chief Executive Officer of both The VolX Group Corporation (realized volatility indices and derivative instruments) and RealDay Options Corporation (delayed-strike daily options). Robert was also the Founder and Manager of HFDDX Corporation, a pioneering firm promoting cost sharing of comprehensive hedge fund due diligence services. Previously, Robert was Senior Vice President at Zurich Capital Markets. Within the Risk Management Division, he headed the group performing credit assessment for a portfolio of over 700 hedge funds with exposure close to $14 billion. He was also a senior member on the investment committee for Javelin, an actively managed fund of funds with assets over $1 billion. Previously, he was Executive Vice President, Alternative Investments at Mitsui Commodities where he oversaw the managed-futures, hedge fund, and private equity product lines. Before that, Robert was Vice President, Institutional Equity

Derivatives at Morgan Stanley. There, he led the institutional training and education effort, and was the Editor-in-Chief of the quantitative research monthly magazine. Mr. Krause was a registered Commodity Trading Advisor, who brought volatility trading to the managed-futures industry. He was also with the Chicago Mercantile Exchange (CME) as the Manager, Option Products Marketing, and Director, GLOBEX Marketing. Work experiance: https://www.linkedin.com/in/robert-krause-33303920/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Robert Krause

Securities:	732,631
Class:	Preferred Stock
Voting Power:	33.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Demand Derivatives Corp. is the parent company for the forthcoming innovative, vertically integrated futures exchange RealDemand Board of Trade ("RealBOT™") and its dedicated clearing house RealDemand Clearing ("RealClear™") (upon CFTC and SEC approval). The company's four unique instrument designs and pioneering blockchain technology aim to pose a significant competitive challenge to the legacy systems, "unlimited" risk instruments, high costs, and inefficient products of existing exchanges and clearing houses. TODAY'S PROBLEMS: Our opinion is that exchange-traded derivatives are on a collision course with destiny. The financial system must still obey the immutable law of risk vs. reward. On a macro scale, there have been instances where the financial system has been stressed to the point of near collapse. On a micro-scale, costs are high and few options exist for participants to control risk. Because of the near-monopolies in this industry, there is a single point of failure with no viable competitor/backup option. Even if there is no failure, exchanges and clearing houses seem to be concerned only with extracting higher and higher fees from the trading community. SOLUTION: Demand Derivatives aims to provide much-needed competition in this industry. We hope to break through those near monopolies by offering better products at lower costs with reduced risk and greater precision. This could be accomplished by launching a U.S.-regulated futures exchange and clearing house. The key to its success will be the combination of four innovative instrument designs, fully collateralized positions, and a modified form of blockchain clearing.

Demand Derivatives currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Demand Derivatives Corp. speculative or risky:**

   1. We may not obtain all the regulatory approvals to operate as either an exchange or a clearing firm. Our business will be required to obtain approval to operate as an exchange or as a clearing firm. Failure to complete the application process, qualify all of our control persons, including board members and officers, hire a sufficient number of qualified individuals and obtain the full amount of capital that we seek to raise in this offering statement will have a significant impact on our ability to commence business operations. To become a clearing member, a firm is required to meet certain minimum capital requirements and to deposit collateral to meet the performance bond and guaranty fund requirements. To the extent a clearing firm is not compliant with capital, margin, or guaranty fund requirements, it may be required to come into compliance promptly by adding capital or collateral, decreasing its proprietary trading activity, and/or transferring customer accounts to another clearing firm. If we are unable to bring enough cash into the business to be compliant with capital requirements and to pay the staff, you will lose your entire investment.
   2. We will likely face intense competition from other companies. If we are not able to compete successfully, our business, financial condition, and operating results will be materially harmed. The industry in which we will operate is highly competitive and we expect competition to continue to intensify, especially in light of the implementation of Dodd-Frank and other reforms of the financial services industry. There are currently at least eight other U.S. futures exchange operators, including CME Group, the Intercontinental Exchange (ICE) and the Chicago Board Options Exchange, three of the largest exchanges, by market share, in our industry. We believe portions of Dodd-Frank and the corresponding regulations with respect to mandatory clearing and organized trading provide opportunities for our business. However, other reforms could negatively impact us and our ability to compete effectively. We will likely encounter competition in all aspects of our business, including from entities having substantially greater capital and resources, offering a wide range of products and services, and in some cases operating under a different and possibly less stringent regulatory regime. We face competition from other futures, securities, and securities option exchanges; over-the-counter markets; clearing organizations; consortia formed by our members and large industry participants; swap execution facilities; alternative trade execution facilities; technology firms, including market data distributors and electronic trading system developers, and others. Many of our competitors and potential competitors have greater financial, marketing, technological, and personnel resources than

we do. Our competitors may: respond more quickly to competitive pressures, including responses based upon their corporate governance structures, which may be more flexible and efficient than ours; develop products that are preferred by our customers; develop competitive risk transfer and volatility control products; price their products and services more competitively; develop, expand, market, and promote their product and service offerings more effectively; deploy and expand their network infrastructure more efficiently; adopt and utilize more user-friendly and reliable technology; form more effective alliances and partnerships and take better advantage other strategic opportunities such as mergers and acquisitions, and exploit regulatory disparities between traditional regulated exchanges and alternative markets that benefit from a reduced regulatory burden and lower-cost business model. Our contract volume, and consequently our revenues and profits, would be adversely affected if we are unable to attract and retain customers as we anticipate. If our products and services are not competitive, our ability to attract and retain customers will be negatively impacted and our revenues could be lower than expected, resulting in lower-than-expected profitability, and our business, financial condition, and operating results would be materially harmed.

3. The success of our business will depend, in part, on our ability to generate and maintain contract volume. To do so, we must offer an innovative suite of product offerings in order to attract customers to our new exchange and clearing facilities, RealBOT and RealClear. Our success will also depend on our ability to offer competitive products and services in an increasingly price-sensitive business. For example, some of our competitors have engaged in aggressive pricing strategies in the past, such as lowering the fees that they charge for taking liquidity and increasing liquidity payments or rebates. We cannot provide assurances that we will be able to continue to develop and expand our product lines, that we will be able to attract and retain customers and continue to attract new customers, or that we will not be required to modify our pricing structure to compete effectively. Changes in our pricing structure may result in a decrease in our profit margin. Additionally, from time to time, certain customers may represent a significant portion of the open interest in our individual product lines or contracts. If we fail to maintain our contract volume, fail to expand our product offerings or execution facilities, fail to attract and retain a substantial number of new customers, or lose a subset of customers representing a significant percentage of contract volume in a particular product line, our business and revenues will be adversely affected. Furthermore, declines in contract volume due to loss of customers may negatively impact market liquidity, which could lead to further loss of contract volume.

4. Our role in the global financial marketplace could place us at greater risk than many other companies for a cyber attack and other cybersecurity risks. Our technology, our people, our partners, our third-party service providers, and our customers may be vulnerable to cybersecurity threats, which could result in the wrongful use of our information or cause interruptions in our operations that lead us to lose customers and contract volume, and could give rise to substantial liabilities. We also could be required to incur significant expense to protect our systems and/or investigate any alleged attack. We regard the secure transmission of confidential information and the ability to continuously transact and clear on our electronic trading platforms as critical elements of our operations. Our technology, our people, our partners, our third-party service providers, and our customers may be vulnerable to targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, "ransom" attacks, firewall or encryption failures, and other security problems. Criminal groups, political activist groups, and nation-state actors have targeted the financial services industry and our role in the global marketplace could place us at greater risk than many other companies for a cyber attack and other information security threats. The company will design its cyber defense program to mitigate such attacks by a preventative, detective, and responsive measures. Our usage of mobile and cloud technologies may increase our risk of a cyber attack. Our security measures may also be breached due to employee error, malfeasance, system errors, or vulnerabilities. Additionally, outside parties may attempt to fraudulently induce employees, partners, or customers to disclose sensitive information in order to gain access to our technology systems and data, or our customers' data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the services we provide that could potentially have an adverse effect on our business while resulting in regulatory penalties or the imposition of burdensome

obligations by regulators. In addition, as the regulatory environment related to information security, data collection, and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs and may carry significant penalties for non-compliance. Additionally, our anticipated role as a leading derivatives marketplace and the operation of our technology platforms may place us at greater risk for misappropriation of our intellectual property, and persons who circumvent security measures could wrongfully use or steal our information or cause interruptions or malfunctions in our operations. As part of our global information security program, we will employ resources to monitor and protect our technology infrastructure and employees against such cyber attacks, including the rapid response to zero-day vulnerabilities, and the potential misappropriation of our intellectual property assets. However, our security measures or those of our partners and third-party service providers, including any cloud-based technologies, may prove insufficient depending upon the attack or threat posed. Any security attack or breach could result in system failures and delays, loss of customers and lower contract volume, loss of competitive position, damage to our reputation, disruption of our business, legal liability or regulatory fines, and significant costs, which in turn, may cause our revenues and earnings to decline. Though we will have insurance against some cyber risks and attacks, we may be subject to litigation and financial losses that exceed our policy limits or are not covered under any of our prospective insurance policies.

5. As a financial services provider, we will be subject to significant litigation risk and potential commodity and securities law liability. Many aspects of our business will involve substantial litigation risks. While we generally will be protected by our rules limiting liability for system failures and certain forms of negligence and by statutory limits on the ability to bring private causes of action in cases where we have not acted in bad faith, we could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated, and/or direct actions brought, by the CFTC and the SEC. These risks include, among others, potential liability from disputes over terms of trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction, that we provided materially false or misleading statements in connection with a transaction, or that we failed to effectively fulfill our regulatory oversight responsibilities. We may be subject to disputes regarding the quality of trade execution, the settlement or clearing of trades, or other matters relating to our services. We may become subject to these claims as a result of failures or malfunctions of our systems and services we will provide. We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business and our reputation. To the extent we are found to have failed to fulfill our regulatory obligations, we could lose our authorizations or licenses or become subject to conditions that could make future operations more costly, impairing our profitability.

6. In recent years, some independent clearing firms have indicated their belief that clearing facilities should not be owned or controlled by exchanges and should be operated as utilities and not for profit. These clearing firms have sought, and may seek in the future, legislative or regulatory changes that would, if adopted, enable them to use alternative clearing services for positions established on our exchanges or to freely move open positions among clearing houses in order to take advantage of our liquidity. Even if they are not successful, these factors may cause them to limit the use of our markets. Our clearing house will seek to offer customers, intermediaries, and clearing firms universal access in order to maximize the efficient use of capital, exercise appropriate oversight of value at risk and maintain operating leverage from clearing activities. Our strategic business plan is to operate an efficient and transparent, vertically integrated transaction execution, clearing, and settlement business for our futures and options on futures business. We expect that the business model will appeal to our prospective customers, but market participants who have relationships with other clearing organizations may welcome the ability to clear trades executed on our exchange with such other clearing organizations, and thereby reduce the revenue we would realize from clearing such trades.

7. We may be at greater risk from terrorism than other companies: We may be more likely than other companies to be a direct target of, or an indirect casualty of, attacks by terrorists or terrorist organizations. It is impossible to accurately predict the likelihood or impact of any terrorist attack on

the derivatives industry generally or on our business. While we plan to implement significant physical security protection measures, business continuity plans, and established backup sites, in the event of an attack or a threat of an attack, these security measures, and contingency plans may be inadequate to prevent significant disruptions in our business, technology, or access to the infrastructure necessary to maintain our business. Such attacks may result in the closure of our trading and clearing facilities or render our backup data and recovery systems inoperable. Damage to our facilities due to terrorist attacks may be significantly in excess of any amount of insurance we carry, or we may not be able to insure against such damage at a reasonable price or at all. The threat of terrorist attacks may also negatively affect our ability to attract and retain employees. Any of these events could have a material adverse effect on our business, financial condition, and operating results.

8. Indemnification Obligations: The Company is obligated to indemnify a person or entity who is or was an officer, director or stockholder of the Company or an affiliate of an officer, director or stockholder of the Company against certain liabilities incurred because such person or entity is or was acting as an officer, director or stockholder of the Company if such person's or entity's conduct was not the result of gross negligence or willful misconduct on the part of such person, for violations of federal or state securities laws or for any intentional or criminal wrongdoing. If the Company was required to indemnify such parties, the Company would have to expend the Company's capital, thereby reducing the number of funds available for use in the Company to distribute to the Stockholders.

9. No guarantee of dividends: The cash flow of the Company will depend entirely on the cash flow from the licensing of its proprietary products to exchanges or financial institutions and, therefore, if the licensing agreements do not produce licensing revenue for the Company, then the Company will be unable to make dividends to the Stockholders.

10. The Company will be heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting its operations. The Company will conduct a large portion of its operations through electronic means, such as through public and private communications networks. Its systems, or those of its third-party providers, may fail or be shut down or, due to capacity constraints, may operate slowly, causing one or more of the following to occur: We cannot assure you that the Company will not experience systems failures from power or telecommunications failure, acts of God, war or terrorism, human error on our part or on the part of vendors, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, cyber-attacks, acts of vandalism or similar occurrences. If any of the Company's systems do not operate properly, are compromised or are disabled, including as a result of system failure, employee or customer error or misuse of its systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of the Company's products. Damage to our reputation could damage our business. Maintaining our reputation is critical to attracting and retaining customers and investors and for maintaining our relationships with regulators. Negative publicity regarding our company or actual, alleged or perceived issues regarding the Company's products or services could give rise to reputational risk which could significantly harm our business prospects. These issues may include, but are not limited to, any of the risks discussed in this section, including risks from trading disputes, system failures or intrusions, failures to meet regulatory obligations, third party suppliers, misconduct and ineffective risk management. The success of our markets will depend on our ability to complete the development of, successfully implement, and maintain electronic trading and clearing systems that have the functionality, performance, reliability, and speed required by our customers.

11. The success of our business will depend in large part on our ability to create interactive electronic marketplaces, in a wide range of derivatives products, that have the required functionality, performance, capacity, reliability, and speed to attract and retain customers. We must continue to enhance our electronic trading platform and other technology offerings to remain competitive. As a result, we will continue to be subject to risks, expenses, and uncertainties encountered in the rapidly evolving market for electronic transaction services. These risks include our failure or inability to: provide reliable, cost-effective services to our customers; develop the required functionality to support electronic trading in our key products in a manner that is competitive with the functionality

offered by other electronic markets; maintain a competitive cost and fee structure; attract independent software vendors to develop front-end user interface systems to effectively access our electronic trading system and automated order routing system; respond to technological developments or service offerings by competitors, and generate sufficient revenue to justify the substantial capital investment required to enhance our electronic trading platform and other technology offerings. If we do not successfully enhance our electronic trading systems and technology offerings, if we are unable to develop them to include other products and markets or if they do not have the required functionality, performance, capacity, reliability, and speed desired by our customers, our ability to successfully compete and our revenues and profits will be adversely affected. Additionally, we will rely on our customers' ability to have the necessary back-office functionality to support our new products and our trading and clearing functionality. To the extent our customers are not prepared and/or lack the resources or infrastructure, the success of our new initiatives may be compromised. If we experience systems failures or capacity constraints, our ability to conduct our operations and execute our business strategy could be materially harmed and we could be subjected to significant costs and liabilities.

12. Our business will be highly dependent on our ability to process and monitor, on a daily basis, a large number of transactions that occur at high volume and frequencies across multiple systems. We will be heavily reliant on the capacity, reliability, and security of the computer and communications systems and software supporting our operations. Our systems, or those of our partners and third-party providers, including cloud providers, may fail or be shut down or, due to capacity constraints, may operate slowly, causing one or more of the following to occur: unanticipated disruptions in service to our customers; slower response times and delays in our customers' trade execution and processing; failed settlement of trades; incomplete or inaccurate accounting, recording, or processing of trades; financial losses; security breaches; litigation or other customer claims; loss of customers; and regulatory sanctions. We will also be highly dependent on our key technology partner, GMEX Technology Limited, a wholly owned subsidiary of GMEX Group ("GMEX"), a provider of exchange trading, clearing house, depository, and warehouse receipts technology. GMEX will provide DDC with a high-performance multi-asset exchange trading system, a market surveillance system, a web-deployable order management system, a clearing system, a depository system, and a registry system in addition to a system to trade and settle warehouse receipts. Our exchange, RealBOT, and our clearing house, RealClear, will each utilize these systems provided by GMEX. We cannot assure you that we or our partners or service providers will not experience systems failures from power or telecommunications failure, acts of God, war or terrorism, human error on our part or on the part of our vendors, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, cyber attacks, acts of vandalism or similar occurrences. If any of our systems or the systems of our partners and third-party providers do not operate properly, are compromised, or are disabled, including as a result of system failure, or employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention, or reputational damage that could adversely affect customer demand for our products and services. From time to time, system errors and failures may occur that result in some customers being unable to connect to our electronic trading platforms and technology offerings, or that result in erroneous reporting, such as transactions that were not authorized by any customer or reporting of filled orders as canceled. Such errors may result in DDC being liable, or in our voluntary assumption of financial liability. We cannot assure you that if we experience system errors or failures in the future that they will not have a material adverse impact on our business. Any such system failures that cause an interruption in service or decrease our responsiveness could impair our reputation, damage our brand, or have a material adverse effect on our business, financial condition, and operating results. Our status as a CFTC registrant will generally require that our trade execution and communications systems be able to handle anticipated present and future peak contract volume. Heavy use of our computer systems during peak trading times or at times of unusual market volatility could cause our systems to operate slowly or even to fail for periods of time. We will constantly monitor system loads and performance, and regularly implement system upgrades to handle estimated increases in contract volume. However, we cannot assure you that our estimates of future contract volume and order messaging traffic will be accurate or that our systems will always be able to accommodate actual contract volume and order

messaging traffic without failure or degradation of performance. Increased contract volume and order messaging traffic may result in connectivity problems or erroneous reports that may affect customers. System failure or degradation could lead our customers to file formal complaints with industry regulatory organizations, to file lawsuits against us, or to cease doing business with us, or could lead the CFTC or other regulators to initiate inquiries or proceedings for failure to comply with applicable laws and regulations.

13. We will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and as we execute our business strategy. Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software to accommodate the increases in the volume of transactions and order transaction traffic and to provide processing services to third parties. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.

14. We, as well as many of our customers, will depend on third-party suppliers and service providers for a number of services that are important. Interruption or cessation of a vital supply or service by any third party could have a material adverse effect on our business, including revenues derived from our customers' trading activity. We will depend on a number of additional suppliers, such as banking, other clearing and settlement organizations, telephone companies, on-line service providers, data processors, cloud hosting providers, data center providers, and software and hardware vendors, for elements of our trading, clearing, and other systems, as well as communications and networking equipment, computer hardware and software, and related support and maintenance. Many of our customers will likely rely on third parties, such as independent software vendors, to provide them with front-end systems to access our platform and other back-office systems for their trade processing and risk management needs. While we will undertake to assist these service providers in keeping current with our enhancements and changes to our interfaces and functionality, we cannot guarantee that they will continue to make the necessary monetary and time investments to keep up with our changes. To the extent any of our service providers or the organizations that provide services to our customers in connection with their trading activities cease to provide these services in an efficient, cost-effective manner or fail to adequately expand their services to meet the needs of our customers, we could experience decreased contract volume, lower revenues, and higher costs.

15. Our clearing house operations will expose us to the substantial credit risk of our clearing firms and, consequently, a diminishment in their financial resources could adversely affect us. Our clearing house operations will expose us to counterparties with differing risk profiles. We will routinely guarantee transactions submitted by our clearing firms with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional customers. We could be adversely impacted by the financial distress or failure of one or more of our clearing firms. A substantial part of our working capital may be at risk if a clearing firm defaults on its obligations to the clearing house and its margin and guaranty fund deposits are insufficient to meet its obligations. Although we have policies and procedures to help ensure that our clearing firms can satisfy their obligations, these policies and procedures may not succeed in detecting problems or preventing defaults. We also have in place various measures intended to enable us to cure any default and maintain liquidity. However, we cannot assure you that these measures will be sufficient to protect market participants from a default or that we will not be adversely affected in the event of a significant default. The required capital and posted collateral of our clearing firms may lose value given the volatility of the market. To become a clearing member, a firm may be required to meet certain minimum capital requirements and to deposit collateral to meet performance bond and guaranty fund requirements. We will likely accept only cash as collateral to satisfy these requirements. To the extent a clearing firm is not compliant with capital, margin, or guaranty fund requirements, it may be required to come into compliance promptly by adding capital or collateral, decreasing its proprietary trading activity, and/or transferring customer accounts to another clearing firm. These actions could result in a decrease in trading activity in our products.

16. Intellectual property rights licensed from third-party price reporting agencies form the basis for many of our products from which we will derive a significant portion of our volume and revenue. Regulatory scrutiny into such benchmarks could have a negative impact on our ability to offer such products. We will be significantly dependent on the contract volume of products that are based on the intellectual property rights of indexes derived from third-party price reporting agencies. To comply with CFTC core principles, we must be able to demonstrate that our products may not be readily subject to manipulation. If we are unable to meet that standard, we may be prohibited from employing the indexes to structure our products. Our inability to offer products based on these indexes could have a negative impact on our contract volume and revenues.

17. Our market data revenues may be reduced by decreased demand, poor overall economic conditions, or a significant change in how market participants trade and use market data. We will sell our market data to individuals, trading institutions, and other organizations that use our information services to participate in our markets and/or monitor general economic conditions. A decrease in overall contract volume in our markets, or more broadly in U.S. or global markets, may lead to a decreased demand for our market data and reduce its value as a revenue source that contributes to our overall financial condition.

18. We may have difficulty executing our growth strategy and maintaining our growth effectively. We continue to focus on strategic initiatives to differentiate our business, including our efforts to develop, list, and trade new and innovative instruments such as forward-starting daily options and limited risk futures. There is no guarantee that our efforts will be successful. Our growth and success will require additional investment in personnel, facilities, information technology infrastructure, and financial and management systems and controls and may place a significant strain on our management and resources. For example, if we encounter limited resources, we may be required to increase our expenses to obtain the necessary resources, defer existing initiatives, or not pursue certain opportunities. We may not be successful in implementing all of the processes that are necessary to support our growth organically or, as described below, through acquisitions, other investments, or strategic alliances. Our growth strategy also may subject us to increased legal, compliance, and regulatory obligations. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with our growth, our future profitability could be adversely affected, and we may have to incur significant expenditures to address the additional operational and control requirements as a result of our growth. We may explore acquisitions, other investments, and strategic alliances. We may not be successful in identifying opportunities or in integrating the acquired businesses. Any such transaction may not produce the results we anticipate, which could adversely affect our business and our Share value. We may explore and pursue acquisitions and other strategic opportunities to strengthen our business and grow our company. We may make acquisitions or investments or enter into strategic partnerships, joint ventures, and other alliances. The market for such transactions is highly competitive, especially in light of historical merger and acquisition activity in our industry. As a result, we may be unable to identify strategic opportunities or we may be unable to negotiate or finance future transactions on terms favorable to us, which could impact our ability to identify growth opportunities. We may finance future transactions by issuing additional equity and/or debt. The issuance of additional equity in connection with any future transaction could be substantially dilutive to our existing shareholders. The issuance of additional debt could increase our leverage substantially. The process of integration also may produce unforeseen regulatory and operating difficulties and expenditures and may divert the attention of management from the ongoing operation of our business. To the extent we enter into joint ventures and alliances, we may experience difficulties in the development and expansion of the business of any newly formed ventures, in the exercise of influence over the activities of any ventures in which we do not have a controlling interest, as well as encounter potential conflicts with our joint venture or alliance partners. We may not realize the anticipated growth and other benefits from our growth initiatives and investments, which may have an adverse impact on our financial condition and operating results. We also may be required to take an impairment charge in our financial statements relating to our acquisitions and/or investments, which could negatively affect our Shares' value.

19. Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, financial condition, and operating results. In the normal course of our business, we anticipate the need to discuss matters with our regulators raised during regulatory examinations, or we may otherwise become subject to their inquiry and oversight. The CFTC and SEC have broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses or suspend or revoke our designation as a contract market or the registration of any of our officers or employees who violate applicable laws or regulations. Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, review, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may adversely affect our reputation, financial condition, and operating results. In extreme cases, these outcomes could adversely affect our ability to conduct our business. Our policies and procedures to identify, monitor, and manage our risks may not be fully effective. Some of our risk management methods will depend upon the evaluation of information regarding markets, customers, or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date, or properly evaluated. Management of operational, financial, legal, regulatory, and strategic risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. We cannot assure you that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed.

20. We could be harmed by misconduct or errors that are difficult to detect and deter. There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in the past. Misconduct by our employees and agents could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of customers, or improper use or unauthorized disclosure of confidential information. Misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. It is not always possible to deter misconduct, and the precautions we will take to prevent and detect this activity may not be effective in all cases. Our employees and agents also may commit errors that could subject us to financial claims for negligence, as well as regulatory actions, or result in our voluntary assumption of financial liability.

21. We may not be able to protect our intellectual property rights, which may materially harm our business. We have the rights to nine derivative instrument patents and/or patents pending and a large number of trademarks, service marks, domain names and trade names in the United States. We attempt to protect our intellectual property rights by relying on trademarks, copyright, database rights, trade secrets, restrictions on disclosure, and other methods. Notwithstanding the precautions we take to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. Alternatively, third parties may formally challenge our intellectual property rights, as CME Group did, unsuccessfully, in both 2015 and again in 2016. We may need to rely on litigation or administrative proceedings to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could adversely affect our business. Any infringement by us on the patent rights of others could result in litigation and adversely affect our ability to continue to provide or increase the cost of providing our products and services. Patents of third parties may have an important bearing on our ability to offer certain products and services. Our competitors, as well as other companies and individuals, may obtain and may be expected to obtain in the future, patents related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents containing claims that may

pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued and, therefore, we cannot evaluate the extent to which our products and services may be covered or asserted to be covered by claims contained in pending patent applications. These claims of infringement are not uncommon in our industry. In general, if one or more of our products or services were to infringe on patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses to develop and market the services from the holders of the patents, or to redesign the products or services in such a way as to avoid infringing on the patent claims. We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms. If we were unable to obtain such licenses, we may not be able to redesign our products or services to avoid infringement, which could materially adversely affect our business, financial condition, and operating results.

22. Loss of exclusive licenses could materially harm our business: We may obtain exclusive licenses to list various index futures and contracts. In the future, litigation or regulatory action may limit the right of owners to grant exclusive licenses for index futures and contracts trading to a single exchange, and our competitors may succeed in providing economically similar products in a manner or jurisdiction not otherwise covered by our exclusive license. For example, MiFID II introduced a harmonized approach to the licensing of services relating to commodity derivatives across Europe and the legislation requires open access to any benchmarks (a benchmark is an index or other measure used to determine the value of a financial instrument, for example, LIBOR or the S&P 500) used in Europe. If unlicensed trading of any index product where we hold an exclusive license was permitted, we could lose trading volume for these products, which would adversely affect our revenues associated with the license and the related index products. The Company will be subject to the impact of domestic and international market, economic and political conditions that are beyond our control and that could significantly reduce its contract volumes and make our financial results more volatile. The revenue of the Company will be substantially dependent on the contract volume in the markets it serves. The contract volume is directly affected by domestic and international factors that are beyond our control, including: Any one or more of these factors may contribute to reduced activity in our markets. Material decreases in trading volume would have a material adverse effect on our financial condition and operating results. The Company's will be subject to the risk of a cyber-attack and other cybersecurity risks. The Company's technology, its employees and its third-party service providers may be vulnerable to cybersecurity threats, which could result in the wrongful use of the Company's information or cause interruptions in its operations that cause it to lose customers and contract volume, and result in substantial liabilities. We also could be required to incur significant expense to protect the Company's systems and/or investigate any alleged attack. We believe that the secure transmission of confidential information and the ability to continuously transact and clear the Company's products on the trading platforms will be critical elements of its operations. The Company's technology, its employees, its third-party service providers, and its customers may be vulnerable to targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures and other security problems. Criminal groups, political activist groups, and nation-state actors have targeted the financial services industry and the Company's role in the global marketplace places will place us at greater risk than other companies for a cyber-attack and other information security threats. The Company's security measures may be breached due to employee error, malfeasance, system errors or vulnerabilities. Additionally, outside parties may attempt to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to the Company's technology systems and data, or its customers' data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to the Company's reputation and a loss of confidence in the services it provides that could potentially have an adverse effect on its business while resulting in regulatory penalties or the imposition of burdensome obligations by regulators. In addition, as the regulatory environment related to information security, data collection, and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company's business, compliance

with those requirements could also result in additional costs. The Company will employ resources to monitor and protect its technology infrastructure and employees against such cyber-attacks and the potential misappropriation of its intellectual property assets. However, these measures may prove insufficient depending upon the attack or threat posed, which could result in system failures and delays, loss of customers and lower contract volume, and negatively affect its competitive advantage and result in substantial costs and liabilities.

23. As a financial services provider, the Company will be subject to significant litigation risk and potential commodity and securities law liability. Many aspects of the Company's business will involve substantial litigation risks. While the Company generally will be protected by its rules limiting liability for system failures and certain forms of negligence and by statutory limits on the ability to bring private causes of actions in cases where it has not acted in bad faith, we could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated and/or direct actions brought by the SEC and the CFTC. These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that the Company provided materially false or misleading statements in connection with a transaction or that the Company failed to effectively fulfill its responsibilities. The Company's products may be subject to disputes regarding the quality of trade execution, the settlement of trades or other matters relating to its services. The Company may become subject to these claims as a result of failures or malfunctions of its systems and the services it provides. We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business and our reputation. To the extent we are found to have failed to fulfill our regulatory obligations, the Company could lose its authorizations or licenses or become subject to conditions that could make future operations more costly and impairing our profitability.

24. Additional risks relating to an investment in our Securities: We may incur indebtedness that could adversely affect our financial condition and operations, especially if we are unable to fulfill our debt service obligations. We might still be able to incur more debt, intensifying these risks. In the event that we incur indebtedness, it could have important consequences. For example, any indebtedness may: require us to dedicate a significant portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flows to fund capital expenditures and operations, or to pursue strategic investments or transactions; increase our vulnerability to general adverse economic conditions; limit our flexibility in planning for, or reacting to changes in or challenges to our business and industry, and place us at a competitive disadvantage against any less-leveraged competitors. The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects, and ability to satisfy our debt service obligations if any. In addition, the agreements governing any indebtedness we incur may not significantly limit our ability to incur additional indebtedness, which could increase the risks described above to the extent that we incur additional debt. U.S. exchanges and clearing houses also are required to maintain capital as defined by the CFTC, and any obligations we must meet in this regard could limit the resources we have available to service our debt, maintain operations, or pursue our growth strategy. Any reduction in our credit rating could increase the cost of our funding from the capital markets. In light of the difficulties in the financial services industry and the financial markets over the last several years, there can be no assurance that we would be able to earn and maintain an investment-grade credit rating. If we cannot do so it could adversely affect the cost and other terms upon which we are able to obtain funding and increase our cost of capital. The average rate we will charge per contract will be subject to fluctuation due to a number of factors. As a result, you may not be able to rely on our average rate per contract in any particular period as an indication of our future average rate per contract. The average fees we receive per contract, which impacts our operating results, will be subject to fluctuation due to shifts in the mix of products traded, the trading venue, and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure. In addition, our members and participants in our various incentive programs generally will be charged lower fees than our non-member customers. Variation in each of these factors is difficult to

predict and will have an impact on our average rate per contract in a particular period. Because of this fluctuation, you may not be able to rely on our average rate per contract in any particular period as an indication of our future average rate per contract. If the average amount we receive per contract declines and causes a corresponding decline in revenue that is not offset by an increase in any other income source, the value of our Shares could decline substantially. We anticipate that our cost structure will be largely fixed. If our revenues do not meet expectations and we are unable to reduce our costs, our profitability will be adversely affected. After our initial start-up phase is complete and our contracts begin trading, we anticipate that our cost structure will be largely fixed. If demand for our products and services is less than we expect, we may not be able to adjust our cost structure on a timely basis. In that event, our profitability would be adversely affected and our capacity for achieving growth would be limited, which could impact the value of our Shares.

25. CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS: This offering statement along with any other presented documents contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates, and projections about our Company and our industry. Investors can identify these forward-looking statements by our use of words such as "expect," "anticipate," "estimate," "forecast", "plan," "believe," "seek," "project," "strive" and other similar expressions that are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and are subject to certain risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted. All statements other than statements of historical facts included in the Memorandum including, without limitation, the statements regarding financial projections, and elsewhere in this Memorandum, including the SEC Documents incorporated by reference in the Memorandum are forward-looking statements. These risks and uncertainties include those described in "Risk Factors." Investors should not place undue reliance on these forward-looking statements, which reflect our management's view only on the date of this Memorandum. The Company undertakes no obligation to update these statements or to report the result of any revision to the forward-looking statements that the Company may make to reflect events or circumstances after the date of this Memorandum or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

26. Risks associated with our industry: Our business will be subject to the impact of the domestic and international market, economic, and political conditions that are beyond our control and that could significantly reduce our contract volumes and make our financial results more volatile. Our revenue will be substantially dependent on the contract volume in our markets. Our contract volume will be directly affected by domestic and international factors that are beyond our control, including: economic, political, and geopolitical market conditions; legislative and regulatory changes affecting our business; restrictions on or increases in costs associated with trading in our markets; financial market trends; trends in industries related to our markets and products; changes in price levels, contract volumes, and volatility in the derivatives markets and in underlying equity, foreign exchange, interest rate, and commodity markets; shifts in global or regional demand or supply in commodities underlying our products; competition; changes in domestic and foreign monetary policy, especially central bank decisions related to quantitative easing; availability of capital to market participants; volume of speculative and hedging activities by market participants; levels of assets under management by market participants; extreme or volatile weather patterns including droughts, hurricanes, and other natural disasters; pandemics affecting our customer base or our ability to operate our markets; and consolidation or expansion within our customer base and our industry. Anyone or more of these factors may contribute to reduced activity in our markets. Historically, periods of heightened uncertainty associated with market disruptions related to any one or more of the above factors have tended to increase futures trading volume due to added hedging activity and the amplified need to manage the risks associated with, or speculate on, volatility in the U.S. equity markets, fluctuations in interest rates, and price changes in the foreign exchange, commodity, and

other markets. However, in the period after a material market disturbance, there may persist extreme uncertainties, which may lead to decreased volume due to factors such as reduced risk exposure, lower interest rates, central bank asset purchase programs, and lack of available capital. The shifts in market trading patterns we experienced as a result of the financial crisis of 2008 may or may not recur in the future, and our business will be affected by future economic uncertainties, which could result in decreased trading volume and a more difficult business environment for us. Material decreases in trading volume would have a material adverse effect on our financial condition and operating results.

27. We will operate in a heavily regulated environment that imposes significant costs and competitive burdens on our business. We will be primarily subject to the jurisdiction of regulatory agencies in the United States, such as the Commodity Futures Trading Commission ("CFTC") and the Securities and Exchange Commission ("SEC"). Due to the global financial crisis that began in 2008, the United States and numerous other governments have undertaken reviews of the legal framework governing financial markets and have either passed new laws and regulations or are in the process of debating or enacting new laws and regulations that will impact our business. More recently, in the aftermath of the 2016 U.S. Presidential election, the U.S. government has indicated a goal of reforming many aspects of existing financial services regulations. Some of these changes could adversely affect our exchange trading and clearing businesses. In February 2017, President Trump signed an executive order calling for the current U.S. presidential administration to review U.S. financial laws and regulations to determine their consistency with a set of core principles identified in the order. Some areas identified as subject to potential change, amendment, or repeal include the Dodd-Frank Act and the authorities of the Federal Reserve and Financial Stability Oversight Council. In December 2017, the 2017 Tax Act was signed into law and the ultimate impact on our business remains uncertain. While some of these changes may have a positive impact on our business, others could adversely affect our business. Compliance with regulations may require us and our customers to dedicate significant financial and operational resources that could result in some participants leaving our markets or decreasing their trading activity, which would negatively affect our profitability. We have incurred and expect to continue to incur significant additional costs to comply with the extensive regulations that apply to our business. To the extent, the regulatory environment is less beneficial for us or our customers, our business, financial condition, and operating results could be negatively affected. If we fail to comply with applicable laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel or other sanctions, including revocation of our designations as a contract market and derivatives clearing organization. Market disruptions and government intervention in response thereto could have a material impact on our business. World financial markets have from time to time experienced widespread and systemic disruptions, which have produced and may produce government reaction and intervention. Such intervention has in certain instances occurred on an "emergency" basis without giving market participants an opportunity to adapt their trading strategies or undertake risk management over their existing positions. Given the breadth of impact and the speed with which such government action has sometimes occurred, these interventions have also tended to increase uncertainty in various markets and, although perhaps unintentionally, contributed to overall market instability. This situation can be compounded by the sometimes-apparent inconsistency with which government action has been formulated and applied. Such inconsistency has tended to have a further destabilizing effect on world financial markets and, as a result, tended to reduce liquidity in many of these markets. Government intervention may include limiting or prohibiting selected types of trading, making such trading either increasingly difficult or impossible to implement. Any regulatory limitations on selected trading could have a materially adverse impact on our customers' ability to implement certain trading methods, thereby reducing volume and/or liquidity on our markets, and negatively affect our revenue. It is impossible to predict what impact such disruptions and interventions if they occur, might have on our business.

28. Pandemic Risks: We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business,

financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

29. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering. The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

30. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

31. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

32. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company

33. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

34. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

35. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

36. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

37. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

38. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

39. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

40. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

41. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

42. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

43. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

44. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Demand Derivatives Corp. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $411,744 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Funds raised in our second crowdfunding round are aimed to be used to advance the company toward launch. Specifically, we plan to use funds to clean up the balance sheet, secure our IP protection, and complete our regulatory applications.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$20,175
Compensation for managers	$0	$80,000
Attorneys for IP Protection	$0	$40,000
Attorney for Regulatory Applications	$9,510	$160,000
Accounts Payable	$0	$111,569
Total Use of Proceeds	**$10,000**	**$411,744**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

   In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Demand Derivatives Corp. must agree that a transfer agent, which keeps records of our outstanding Preferred Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $16 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Preferred Stock	4,350,000	2,178,703	Yes	In the event of a liquidation of Company's assets, the holders thereof shall be entitled to a pro rata distribution of such assets in satisfaction of the full value of their holdings prior to the distribution of any remaining assets to any other class of stockholders.
Common Stock	650,000	0	No	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options	Six tranches of options expire on 31-Jan-2023 with a strike price of $12.92 for 13,546 options (1), $12.92 for 3,870 options (2), $10.03 for 968 options (3), $9.25 for 3,243 options (4), $11.55 for 1,559 options (5) and (6) $11.54 for 2,167 options. Four tranches of options expire on 31-Dec-2025 with a strike price of $12.92 for a total of 18,095 options. One tranche of options expire on 31-Jan-2031 with a strike price of $15.00 for a total of 5,745 options.	49,193
Voting shares (Equity Incentive Plan)	Shares Granted (vested) 108,108 Shares Granted (but under vesting schedule) 54,054 Shares Available for Grant 637,838	800,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are 49,193 securities reserved for option contracts and 800,000 securities reserved under the Equity Incentive Plan if those securities are exercised, your ownership in the Company will get diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of Demand Derivatives Corp. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Related party loan
Amount Outstanding:	$24,375
Interest Rate:	6.0%
Maturity Date:	Payable On Demand
Other Material Terms:	The shareholder loans accrue interest at 6% and the total interest accrued to the shareholders for these loans and other reimbursements are $9,683.

Creditor(s):	Due to related parties
Amount Outstanding:	$574,814
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	The amounts are unsecured, non-interest bearing and are due on demand. These amounts are the result of deferred compensation, unreimbursed expenses and shareholder loans.

25. **What other exempt offerings has Demand Derivatives Corp. conducted within the past three years?**

Date of Offering:	09/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock

Securities Offered:	Common Stock
Amount Sold:	$25,000
Use of Proceeds:	General fund to continue operations. The company issued an aggregate of 2,167 shares of common stock to an
	existing stockholder for cash proceeds of $25,000 at $11.59 per share.
Date of Offering:	07/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$122,685
Use of Proceeds:	General fund to continue operations. The company issued an aggregate of 8,179 shares of common stock to an
	existing stockholder for cash proceeds of $ 123,090 at $15.00 per share.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Charlie Barwis	Ex-Officer	Deferred Compensation	$455,000
Donald Schlesinger	President	Expense Reimbursement	$26,471
Louis Burke	Related Party	Expense Reimbursement	$16,750
Rich Heckinger	Director	Expense Reimbursement	$2,600
Robert Krause	CEO	Expense Reimbursement	$57,393
Wendy Robinson	General Counsel	Expense Reimbursement	$16,600

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Demand Derivatives is a relatively new company. The company has average monthly operating expenses of approximately $10,000 and is operating with minimal current capital. The company expects to advance significantly with the influx of investment. Our main resource is our intellectual property, which would be the source of all future income for the Company. With the funds from this offering, we plan to allocate funds to the process of securing our regulatory licenses as a Designated Contract Market and Designated Clearing Organization with the CFTC. Thereafter, capital is aimed to be used to install the exchange and clearing house technology and test those systems; advance our U.S. patents and proliferate those patents in select countries around the world and embark on a strong marketing campaign to gather traders for our day-one launch. For the year ended on June 30, 2020, total operating expenses amounted to $112,188 while the Company generated $436 in revenues and $4,131 in other income resulting in a $107,621 net loss. Comparatively for the year ended on June 30, 2021, total operating expenses amounted to $143,622 while the Company generated $1,280 in revenues and $608 in other expenses resulting in a $142,950 net loss. During the fiscal two-year period between 2020 and 2021, the Company was able to raise $128,246 from sale of securities net of issuance costs and $20,409 via related party borrowings. Currently the Company owes $574,814 to related parties, the amounts are unsecured, non-interest bearing and are due on demand. These amounts are the result of deferred compensation, unreimbursed expenses, and shareholder loans. In addition, there is an outstanding related party loan balance of $24,375. The shareholder loans accrue interest at 6% and the total interest accrued to the shareholders for these loans and other reimbursements are $9,683. There are 49,193 option contracts currently outstanding, divided into six tranches set to expire between January 31, 2023, and January 31, 2031. In addition, 800,000 shares are currently reserved under the Equity Incentive Plan. On July 9, 2021, the Company received an additional $4,560 through a sale of securities conducted via Reg CF. Subsequent to June 30, 2021, the Company converted all Common Stock to Preferred Stock. In the event of a liquidation of Company's assets, the holders of Preferred Stock shall be entitled to a pro rata distribution of such assets in satisfaction of the full value of their holdings prior to the distribution of any remaining assets to any other class of stockholders. The Company believes that currently $16.00 per share of it Preferred Stock is an appropriate price.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Demand Derivatives Corp. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Pitch Deck: pitchdeck.pdf

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://demandderivatives.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.